Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567



                                 August 1, 2007



Securities and Exchange Commission
Attn:    Beverly A. Singleton
100 F Street, N.E.
Washington, DC 20549

Re:      The Saint James Company
         Item 4.01 Form 8-K, filed July 27, 2007
         File No. 0-13738

Dear Ms. Singleton,

         We have filed the Amendment to the Form 8-K, filed on July 27, 2007 responsive to your comments dated July 31, 2007.

Item 4.01 Changes in Registrant's Certifying Accountants

1. Please amend the Item 4.01 Form 8-K in its entirety to also provide the required Exhibit 16 letter form the former auditors, Stonefield Josephson, Inc. The letter should be addressed to us and indicate whether or not Stonefield Josephson, Inc. agrees with your disclosures contained in the Item 4.01 Form 8-K. Please refer to the requirements of Item 304(a)(3) of Regulations S-B. We note that the Exhibit 16.1 letter, as currently filed, represents the former auditors' letter of confirmation to you that the client-auditor relationship has ceased. In addition, we noted that the Exhibit 23.2 letter, as currently filed represents the letter form the new auditors, Larry O'Donnell, CPA, P.C., indicating they agree with your disclosures. It appears form the Item 4.01 8-K disclosures that you had intended to file additional correspondence as Exhibit 23.1; however, such Exhibit was not filed with the Item 4.01 Form 8-K. Please include this Exhibit in the amended Item 4.01 Form 8-K, if appropriate, and, if such correspondence represents the former auditors' letter as to their agreement or disagreement with your disclosures, please file this correspondence as
Exhibit 16 rather than Exhibit 23.

         We have corrected the document for your comments.

If you have any questions or comments, please do not hesitate to contact us.

                                                     Sincerely,

                                                     /s/Michael A. Littman
                                                     Michael A. Littman


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